Exhibit 99.1

Sapiens to Present at the 22nd Needham Growth Conference in New York

Holon, Israel – December 30, 2019 – Sapiens International Corporation, (NASDAQ and TASE: SPNS), a leading global provider of software solutions for the insurance industry, today announced that the company will present at the 22nd Annual Needham Conference on January 14-15, 2020. The event will be held at the Lotte New York Palace Hotel, New York, NY.

Roni Giladi, Sapiens’ CFO and Yaffa Cohen-Ifrah, Sapiens’ chief marketing officer and head of corporate communications, will present on Wednesday, January 15 at 8:30 a.m. (EST) and will be available for one-on-one, or group meetings with interested parties on January 14-15, 2020.

For more information about the conference, or to schedule a meeting with Sapiens, please contact your Needham representative directly, or send an email to conferences@needhamco.com.

About Needham Emerging Technology Conference

The 22nd Annual Needham Growth Conference (NGC) provides institutional, private equity and venture capital investors with access to approximately 340 growth companies from a broad range of industries including communications & enterprise infrastructure; healthcare; industrial technology; Internet, entertainment & consumer; semiconductors & semiconductor equipment; and software & services. In additional to presentations by senior executives, NGC features outstanding keynote speakers and a variety of thematic panels discussing critical topics that will impact technology markets in 2020 and beyond. One-on-one meetings will be available to qualified investors. For more information: www.needhamco.com/conferences.

About Sapiens

Sapiens International Corporation empowers insurers to succeed in an evolving industry. The company offers digital software platforms, solutions and services for the property and casualty, life, pension and annuity, reinsurance, financial and compliance, workers’ compensation and financial markets. With more than 35 years of experience delivering to over 450 organizations globally, Sapiens has a proven ability to satisfy customers’ core, data and digital requirements. For more information: www.sapiens.com.

Investor and Media Contact

Yaffa Cohen-Ifrah

Chief Marketing Officer and Head of Corporate Communications

Sapiens International

Mobile: +1-201-250-9414

Phone: +972-3-790-2026

Email: Yaffa.cohen-ifrah@sapiens.com